January 31, 2011
VIA EDGAR

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Aerosonic Corporation
Form 10-K for the Year Ended January 31, 2010
Definitive Proxy Statement on Schedule 14A
File No. 001-11750

Dear Mr. Humphrey,

This letter is in response to your letter dated January 21, 2011 containing comments of the staff of the Division of Corporation Finance on the Form 10-K and the Definitive Proxy Statement on Schedule 14A of Aerosonic Corporation (the “Company”) described above.

Pursuant to my telephone call on January 28 with Ms. Kristin Shifflett of your office, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Ms. Shifflett, the Company anticipates responding to the comments contained in the January 21 letter on or before February 18, 2011.

If you have any questions, please call me at (727) 461-3000.

Sincerely,

/s/ Kevin J. Purcell
Kevin J. Purcell
Executive Vice President and
Chief Financial Officer

cc:	Douglas J. Hillman
Thomas E. Whytas
Kristin Shifflett

1212 North Hercules Avenue   •   Clearwater, FL  33765   •   P (727) 461-3000   •   F (727) 447-5926